

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2022

James Zimbler
Vice President of Corporate Finance
Cannagistics Inc.
150 Motor Parkway
Suite 401
Hauppauge, NY 11787

Re: Cannagistics Inc.
Form 10-K for the fiscal year ended July 31, 2021
Form 10-Q for the quarterly period ended October 31, 2021
File No. 0-55711

Dear Mr. Zimbler:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended October 31, 2021

Management's Discussion and Analysis, page 4
Results of Operation for Three months Ended October 31, 2021 and 2020, page 11

1. In future filings, including your amended Form 1-A, please explain the reason for the large increase in Consulting fees from $28,500 as of the three months ended October 31, 2020 to $584,979 as of the three months ended October 31, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Mary Mast at (202) 551-3613 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences